

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Domenic Fontana
Chief Financial Officer
Good Gaming, Inc.
415 McFarlan Road, Suite 108
Kennett Square, PA 19348

>   **Re: Good Gaming, Inc.**
>   **Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2022**
>   **File No. 000-53949**

Dear Domenic Fontana:

We have reviewed your Form 10-K/A in response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form Form 10-K and 10-K/A for the fiscal year ended December 31, 2022

General

1.   As requested in our letters dated October 26, 2023 and November 7, 2023, please revise to include the consent of your auditor for inclusion of their opinion in your Form S-8 registration statement, or explain why you believe such consent is not required.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology